UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

COMPTON PETROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

Suite 500, Bankers Court

850 – 2nd Street SW

Calgary, Alberta, Canada

T2P 0R8

(403) 237-9400

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference into the Registration Statement on Form F-10 (File No. 333-161851) of Compton Petroleum Corporation:

1.	Underwriting Agreement dated September 11, 2009 between Compton Petroleum Corporation and the underwriters named therein.

Exhibit Index

Exhibit No.	Description

99.1	Underwriting Agreement dated September 11, 2009 between Compton Petroleum Corporation and the underwriters named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPTON PETROLEUM CORPORATION

Date: September 30, 2009	By:	/S/ C. W. LEIGH CASSIDY
C. W. Leigh Cassidy
	Title:	Vice President, Finance and Chief Financial Officer